AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 2003

REGISTRATION NO. 333-104784

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Exact Name of Registrant as Specified in its Charter)

BERMUDA	Not Applicable
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

CLARENDON HOUSE CHURCH STREET, HAMILTON HM CX BERMUDA (441) 296-1431
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

ANDREA KOZMA, ESQ. c/o CME DEVELOPMENT CORPORATION 8TH FLOOR, ALDWYCH HOUSE 71-91 ALDWYCH, LONDON WC2B 4HN, ENGLAND 44-20-7430-5430
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

COPIES TO: ROBERT L. KOHL, ESQ. KATTEN MUCHIN ZAVIS ROSENMAN 575 MADISON AVENUE NEW YORK, NY 10022 (212) 940-8800 (212) 940-8776 (FACSIMILE)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as possible after the Registration Statement becomes effective.

If the only Securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.

If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional Securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Common Stock, $0.08 par value (the "Common Stock")	348,000 shares (2)	$12.425	$4,323,900	$350 (3)

(1)  Pursuant to Rule 457(c) as of April 23, 2003.

(2)       Pursuant to the terms of a Common Registrant’s Stock Registration Rights Agreement dated as of July 31, 2002 between the registrant and the lenders named therein, the registrant is registering 348,000 shares of its Class A Common Stock issuable upon exercise of warrants issued concurrently with the drawdown of $15 million of registrant’s 12% Notes under the terms of a Senior Secured Credit Agreement with the lenders.

(3)       Previously paid when this Registration Statement was filed on April 28, 2003.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

PROSPECTUS
CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
348,000 Shares
Class A Common Stock

This prospectus relates to the resale, from time to time of up to 348,000 shares of Class A Common Stock of Central European Media Enterprises Ltd., a Bermuda company, all of which are being offered by the selling shareholders named in this prospectus.

The Shares offered consist of shares of such Common Stock issuable upon exercise of Common Stock Purchase Warrants with an exercise price of $5.01 per share issued to the lenders pursuant to a Senior Secured Credit Agreement dated as of July 31, 2002. See "Selling Shareholders" at page 17.

Our Common Stock is listed on the Nasdaq Stock Market under the ticker symbol "CETV". On August 13, 2003, the last reported sale price of our Common Stock was $21.90 per share.

THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 4, IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is ___________________, 2003.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Central European Media Enterprises Ltd., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an internet website address at http:/www.cetv-net.com. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's web site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

(1)       Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

(2)       Our Form 8-Ks filed on April 1, 2003, May 7, 2003 and May 15, 2003;

(3)       Our Form 10-K/A filed on April 25, 2003;

(4)       Our Form 10-Q for the quarter ended March 31, 2003;

(5)       Our Forms 10-Q and 10-Q/A for the quarter ended June 30, 2003; and

(6)       The description of our Capital Stock contained in our Registration Statement on Form S-3 (File No. 333-12699), dated October 29, 1996, including any amendment or report filed for the purpose of updating such information.

You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our offices at the following address:

CENTRAL EUROPEAN MEDIA ENTERPRISES, LTD.
Clarendon House
Church Street, Hamilton
HM CX Bermuda
(441) 296-1431

You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state that prohibits such an offer.

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You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

SUMMARY OF INFORMATION

Central European Media Enterprises Ltd. is a Bermuda company that, together with its subsidiaries and affiliates, invests in, and develops and operates national and regional commercial television stations and networks in four countries in Central and Eastern Europe, Romania, Slovakia, Slovenia and Ukraine. Our consolidated net revenues for our year ended December 31, 2002 were $92,602,000 and we incurred a net loss of $14,184,000 for the period.

In May 2003, after a prolonged arbitration proceeding, we collected on a judgment rendered against the Czech Republic in the amount of approximately $359 million, an amount more than sufficient to prepay all of our funded debt outstanding prior to receipt of the award (about $200 million). In the third quarter of 2003, we expect to have prepaid all of that debt.

This prospectus covers the resale of 348,000 shares of our Class A Common Stock offered by holders of our warrants. We will receive gross proceeds of approximately $1,743,500 if all of such warrants are exercised. We will not receive any proceeds from the resale of the shares sold after exercise of the warrants.

Our registered offices are located at Clarendon House, Church Street, Hamilton HM CX Bermuda, and our telephone number is 441-296-1431. Certain of the Subsidiaries maintain offices at, 8th Floor, Aldwych House, 71-91 Aldwych, London, WC2B 4HN, England, telephone number 44-20-7430-5430/1.

RISK FACTORS

Investors in the securities offered hereby should consider carefully the following significant risk factors, in addition to all of the other information appearing or incorporated by reference in this Prospectus, in connection with an investment in our Common Stock.

Risks Relating to the Company

We have a history of losses and may not be profitable in the future

We have incurred net losses since inception and we may incur additional net losses for the next several years. As of December 31, 2002, we had an accumulated deficit of $452 million. With the receipt of $359 million in damages from the Czech Republic our financial position is now stable, but our future ability to generate operating profits and net profits over the long term will be dependent upon a number of factors that are difficult to predict, such as our ability to:

- retain and renew licenses;
- attract and maintain audiences;
- generate advertising revenues;
- develop additional revenue streams; and
- control costs in all areas, but particularly programming costs.

There are also a number of external factors over which we have no control, such as the level of economic growth and consumer and advertising spending in our markets.

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We and our subsidiaries have a number of tax contingencies that may be material

We have accrued tax liabilities and interest and penalties on overdue tax liabilities, in the aggregate, of $23.9 million in our June 30, 2003 balance sheet. Included in accrued tax liabilities is a provision for $3 million related to our agreement with the Dutch tax authorities; $3.9 million (the increased amount being related to the increase in value of the Euro) has since been paid. We have agreed with the Dutch tax authorities that the question of taxability of the approximately $359 million award against the Czech Republic shall be determined by the Dutch tax courts based upon an agreed statement of facts. Until that court decision, we have deposited $78.5 million in a segregated bank account reflecting our agreed maximum potential tax liability after loss carryforwards. Such deposit is being treated as restricted cash on our June 30, 2003 balance sheet.

The major portion of estimated interest and penalties on overdue tax liabilities on our balance sheet relate to the outstanding tax liability at our Romanian subsidiaries. A recent agreement with the Romanian tax authorities has reduced and re-scheduled a portion of these interest and penalty charges in return for specific deposits and an agreed repayment schedule. Penalties of up to $5 million may be imposed if the repayment schedule and the conditions of the agreement are not met. Should the Romanian tax authorities demand immediate payment of all potential tax liabilities, our Romanian operations would experience difficulties in continuing to operate and may have to cease operations entirely, unless they could arrange financing to secure the required funds or the shareholders (including us) determined to inject equity into the business.

We do not have sole management control of our unconsolidated affiliates in the Slovak Republic and Ukraine

We own certain subsidiaries and affiliated companies jointly with various strategic partners. We have management control over the subsidiaries in which we have a majority interest. However, we are not able to control the operations, strategies and financial decisions of either the license holding company or the operating company for Markiza TV in the Slovak Republic in which we hold 34% and 49% voting interests, respectively or the license holding company for the Studio 1+1 Group in Ukraine, in which we hold only an 18% voting interest. Therefore, without the consent of the relevant partners, we may be unable to cause these affiliated companies to distribute funds, to implement strategies or to make programming decisions that we might favor.

We are subject to risks relating to fluctuations in exchange rates

Our reporting currency is the US dollar but a significant portion of our consolidated revenues and costs are in other currencies, including programming rights expenses and interest on debt. Changes, mainly in the value of the Euro as compared to the US dollar, may have an adverse effect on our reported results of operations and financial condition.

For a detailed analysis of our exposure to exchange rate risk, see Part II, Item 7A "Quantitative and Qualitative Disclosure about Market Risk" and "Foreign Currency" in Part II, Item 7, "Management’s Discussion and Analysis of Financial Condition and Results of Operations," both in our 2002 10-K.

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Risk Factors Relating to Our Operating Environment

Our license in Ukraine has been challenged

In 2001 AITI, a television station in Ukraine, commenced a court action in Ukraine against the Ukraine Media Council challenging certain aspects of the granting to Studio 1+1 of its television broadcast license in Ukraine. Studio 1+1 is involved in this litigation as a third party acting together with the Ukraine Media Council. The claim is almost identical to one which was previously brought by AITI and was dismissed on April 5, 2001 by the Supreme Arbitration Court of Ukraine.

AITI’s allegations are that Studio 1+1 has, in effect, been granted two licenses by the Ukraine Media Council, entitling it to in excess of 32 hours of broadcast time a day on Ukraine's nationwide Channel N2 (UT-2). Further, AITI alleged that Studio 1+1 never paid the required license fee. (See Part I, Item 1 "Legal Proceedings" in our Form 10-Q for the quarter ended March 31, 2003). On February 1, 2002, the Economic Court of the City of Kiev ruled in AITI’s favor. The Ukraine Media Council, Studio 1+1, and the Public Prosecutor’s Office of Kiev, the latter two acting as interested third parties, appealed the Economic Court’s decision to the Kiev Economic Court of Appeal.

The Kiev Economic Court of Appeal upheld the Economic Court of Kiev’s decision of February 1, 2002. This decision was appealed to the Court of Cassation, the same court that ruled in favor of Studio 1+1 on April 5, 2001. On November 1, 2002 the Court of Cassation ruled that the decisions taken by the two lower courts had not fully taken into consideration all the facts surrounding the matter before reaching judgment and ordered that the case be returned to the Economic Court of Kiev. The first hearing took place on February 5, 2003 and on April 9, 2003 the Economic Court of Kiev dismissed the claim brought by AITI, ruling that the licenses operated by Studio 1+1 were correctly granted and remain valid. AITI has appealed this judgment, although a date for the appeal hearing is yet to be confirmed.

If the decision in the Ukraine court system is ultimately unfavorable, it could result in a loss of the broadcast license of Studio 1+1. Net revenues and expenses of the consolidated entities of our Ukrainian operations were $24.9 million and $19.0 million, respectively, in 2002.

Risks Relating to Our Industry

Our licenses may not be renewed

The licenses to operate our broadcast operations are effective for the following periods:

Slovenia	The licenses of our operations in Slovenia expire in 2012 and were renewed in 2002.
Slovak Republic	The license of our partner in the Slovak Republic expires in 2007
Ukraine	The license to use the second state channel UT-2 for a specified period in each day expires in 2006
Romania
Licenses which cover 19% of the Romanian population, including the license for Bucharest, expire beginning in October 2003. To date, licenses have been renewed as they expired. The remaining licenses expire on dates ranging from 2004 to 2008

In Romania, the Slovak Republic and Slovenia, local regulations do contain a qualified presumption for extensions of broadcast licenses. However, licenses in these countries may nevertheless not be renewed upon the expiration of their current terms. The failure of any such licenses to be renewed may have a material adverse effect on our operations.

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Risks Relating to the Markets in Which We Operate

Our operations are in developing markets

Our revenue generating operations are located in Central and Eastern Europe, namely Romania, the Slovak Republic, Slovenia and Ukraine, which according to Coface USA, an independent credit management agency, have a country risk as follows:

Country	Rating	Detail of Rating

Slovenia	A2	Default probability is still weak even in the case when one country's political and economic environment or the payment record of companies are not as good as A1-rated countries.

Slovak Republic	A4	An already patchy payment record could be further worsened by a deteriorating political and economic environment. Nevertheless, the probability of a default is still acceptable.

Romania	B	An unsteady political and economic environment is likely to affect further an already poor payment record.

Ukraine	D	The high risk profile of a country's economic and political environment will further worsen a generally very bad payment record.

Source : Coface USA. Country ratings issued by the Coface Group measure the average default risk on corporate payments in a given country and indicate to what extent a company's financial commitments are affected by the local business, financial and political outlook. Coface monitors 140 countries using a spectrum of indicators incorporating political factors; risk of currency shortage and devaluation; ability to meet financial commitments abroad; risk of a systemic crisis in the banking sector; cyclical risk; and payment behavior for short term transactions.

These markets have economic and legal systems, standards of corporate governance and business practices which continue to develop. Government policies could be altered significantly, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting economic, political or social life. Combined with legal and regulatory systems that could be subject to political pressures, these factors, given the fact that we operate with local partners in all these jurisdictions, create a risk of unfair treatment before the local courts in disputes with our local partners and, ultimately, loss of our business operations, as occurred in the Czech Republic.

Enforcement of civil liabilities and judgments may be difficult in Bermuda

CME is a Bermuda company, and substantially all of our assets and all of our operations are located, and all of our revenues are derived, outside the United States of America. However, it may not be possible for investors to enforce outside the United States of America judgments against CME obtained in the United States of America in any civil actions, including actions predicated upon the civil liability provisions of the United States of America federal securities laws. In addition, certain of our directors and officers are non-residents of the United States of America, and all or a substantial portion of the assets of such persons are or may be located outside the United States of America. As a result, it may not be possible for investors to effect service of process within the United States of America upon such persons, or to enforce against them judgments obtained in the United States of America courts, including judgments predicated upon the civil liability provisions of the United States of America federal securities

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laws. There is uncertainty as to whether the courts of the countries in which we operate would enforce (i) judgments of United States of America courts obtained against us or such persons predicated upon the civil liability provisions of the United States of America federal and state securities laws or (ii) in original actions brought in such countries, as applicable, liabilities against us or such persons predicated upon the United States of America federal and state securities laws. There is no treaty in effect between the United States and Bermuda providing for the enforcement of United States judgments in Bermuda, and there are grounds upon which Bermuda courts may decline to enforce the judgments of the United States courts. The question whether a United States judgment would be enforceable in Bermuda against us or our affiliates, directors, officers or experts depends upon whether the United States Court that entered such judgment is recognized by the Bermuda Court as having jurisdiction over the judgment debtor, as determined by reference to Bermuda conflict of law rules. In addition, certain remedies available under the laws of United States jurisdictions, including certain remedies available under the United States federal securities laws, may not be allowed or enforceable in Bermuda courts to the extent that they are penal or contrary to Bermuda’s public policy. No original claim may be brought in Bermuda against us, or our affiliates, directors, officers or experts for violation of the United States federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us, or our affiliates, directors, officers or experts if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

BUSINESS OF THE COMPANY

Central European Media Enterprises Ltd. is a Bermuda company that, together with its subsidiaries and affiliates, invests in, and develops and operates national and regional commercial television stations and networks in four countries in Central and Eastern Europe, Romania, Slovakia, Slovenia and Ukraine. Our consolidated net revenues for our year ended December 31, 2002 were $92,602,000 and we incurred a net loss of $14,184,000 for the period.

In May 2003, after a prolonged arbitration proceeding, we collected on a judgment rendered against the Czech Republic in the amount of approximately $359 million, an amount more than sufficient to prepay all of our funded debt outstanding prior to receipt of the award (about $200 million). In the third quarter of 2003, we expect to have prepaid all of that debt.

Corporate Structure

CME was incorporated on June 15, 1994 under the laws of Bermuda. CME’s assets are held through a series of Dutch and Netherlands Antilles holding companies. T he Company has established operating entities in each of its markets that are generally responsible for the provision of programming and the sale of advertising to companies that have received broadcast licenses from the relevant regulatory authority. With this assistance from the corresponding operating company, license holding companies are responsible for operating one or more television networks in our countries. In a number of instances, the Company is entitled by contract to a share of profits that is in excess of its voting interest in these companies. Below is an overview of the Company's operations, the accounting treatment for each entity and a chart entitled "Simplified Corporate Structure – Continuing Operations".

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Table of Key Subsidiaries and Affiliates

	Share of Profits	Voting Interest	Subsidiary / Equity Accounted Affiliate / Investment	TV Network

Continuing Operations

Romania
Operating Companies:

Media Pro International S.A. (MPI)	66%	66%	Subsidiary	PRO TV, ACASA, and PRO TV INTERNATIONAL
Media Vision S.R.L. (Media Vision)	70%	70%	Subsidiary

License Companies:

Pro TV S.A. (Pro TV)	66%	66%	Subsidiary	PRO TV, ACASA, and PRO TV INTERNATIONAL

Media Pro S.R.L. (Media Pro)	44%	66%	Equity Accounted Affiliate	PRO TV, ACASA

Slovenia
Operating Company:

Produkcija Plus, d.o.o. (Pro Plus)	96.85%	96.85%	Subsidiary	POP TV and KANAL A
License Companies:

POP TV d.o.o. (Pop TV)	96.85%	96.85%	Subsidiary	POP TV
Kanal A d.d. (Kanal A)	96.85%	96.85%	Subsidiary	KANAL A

Slovak Republic
Operating Company:

Slovenska Televizna Spolocnost, spol. s r.o. (STS)	70%	49%	Equity Accounted Affiliate	MARKIZA TV

License Company:

Markiza-Slovakia s r.o. ("Markiza")	0.1%	34%	Equity Accounted Affiliate	MARKIZA TV

Ukraine
Operating Companies:

Innova Film GmbH (Innova)	60%	60%	Subsidiary	Studio 1+1

International Media Services Ltd. (IMS)	60%	60%	Subsidiary	Studio 1+1

Enterprise "Inter-Media" (Inter-Media)	60%	60%	Subsidiary	Studio 1+1

License Company:

Broadcasting Company "Studio 1+1" (Studio 1+1)	18%	18%	Equity Accounted Affiliate	Studio 1+1

Discontinued Operations

Czech Republic
Operating Company:

Ceska Nezavisla Televizni Spolecnost, spol. s r.o. (CNTS)	93.2%	93.2%	Subsidiary

License Company:

CET 21 spol. s r.o. (CET)	3.125%	3.125%	Investment	N/A

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Romania

The Company has a 66% voting interest in the Romanian operating company MPI and is entitled to a 66% share of its profits. Although the Company has majority voting power in MPI, certain financial and corporate matters require the affirmative vote of either Mr. Sarbu or Mr. Tiriac, the co-shareholders in MPI. Until the completion of the restructuring of the Company's Romanian operations, MPI is responsible for the provision of programming and the sale of advertising for the license-holders of the three networks broadcasting under the brand names: PRO TV, Acasa and PRO TV International. Pro TV SA holds 19 of the 22 licenses used by the PRO TV, Acasa and Pro TV International networks. The remaining three licenses for the PRO TV network together with the licenses for the PRO FM and PRO AM radio networks are held by Media Pro Srl, in which the Company holds a 44% voting interest and is entitled to a 44% share of its profits. The Company owns 70% of Media Vision, a Romanian production and subtitling company, and is entitled to 70% of its profits.

Slovenia

The Company has a 96.85% voting interest in Pro Plus, the operating company for its Slovenian operations, and is entitled to a 96.85% share of its profits. Pro Plus has a 100% voting and share of profits interest in POP TV and Kanal A. POP TV holds all of the licenses for the operation of the POP TV network and Kanal A holds all licenses for the Kanal A network. Pro Plus has entered into an agreement with each of POP TV and Kanal A under which Pro Plus provides all programming to the POP TV network and the Kanal A network and sells advertising on behalf of each station.

Slovak Republic

The Company has a 49% voting interest and is entitled to a 70% share of profits in STS, the operating company for the Markiza TV network. The Company has a 34% voting interest in Markiza, the license holding company for the Markiza TV network, and is entitled to a 0.1% share of its profits.

Ukraine

Innova, IMS, Inter-Media and Studio 1+1 comprise "The Studio 1+1 Group" . The Company indirectly has an 18% share of the profits of the Ukranian license holding company Studio 1+1. The Company has a 60% voting interest in the operating companies servicing Studio 1+1 (Innova, IMS and Inter-Media) and is entitled to 60% of the profits of the Studio 1+1 Group.

Czech Republic

CET is our former partner in the Czech Republic and the broadcast licence holder which continues to broadcast the NOVA TV network. CNTS is our operating company in the Czech Republic.

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In May 2003, after a prolonged arbitration proceeding with respect to our legal rights to broadcast in the Czech Republic, we collected on a judgment rendered against the Czech Republic in the amount of approximately $359 million. For Dutch tax purposes, we have treated $78.5 million of this amount as restricted cash, in light of our agreement with the Dutch tax authorities that such amount represents the maximum amount of Dutch taxes payable in respect of the arbitration award. The Czech Republic operations have been discontinued as of June 2003.

Operating Environment

Our television stations and networks reach an aggregate of approximately 69 million people in four countries. Our national private television stations and networks in the Slovak Republic and Slovenia had the leading nationwide audience share for 2002 and our television network in Romania had the leading average audience share within its area of broadcast reach for 2002. In Ukraine, for 2002, our national private television station and network had the leading nationwide average audience share for television stations broadcasting in the Ukrainian language.

The market ratings of our stations in their respective markets are reflected below.

Country	CME Station Network Name	Launch Date	Technical Reach (1)	2001 Audience Share (2)	Market Rank (2)

Romania	PRO TV ACASA PRO TV INTERNATIONAL	December 1995 February 1998	68% 52%	19.2% 6.2%	1 4

Slovenia	POP TV KANAL A	December 1995 October 2000 (3)	87% 80%	29.3% 11.0%	1 3

Slovak Republic	MARKIZA TV	August 1996	96%	48.2%	1

Ukraine	STUDIO 1+1	January 1997	95%	22.2%	2

(1)  "Technical Reach" measures the percentage of people in the country who are able to receive the signals of the indicated stations and networks. Source: Company estimate, supplied by each station in each country.

(2)  Nationwide all day audience share and rank (except Romania and Ukraine, which is audience share and rank within coverage area). Source: (Romania: Peoplemeters CSOP Gallop/Taylor Nelson Sofres, Slovenia: Peoplemeters AGB Media Services, Slovak Republic: Visio/MVK, Ukraine: ABG Ukraine). There are seven, four, six and six significant stations ranked in Romania, Slovenia, Slovak Republic and Ukraine, respectively.

(3)       Kanal A was originally launched in 1991 and re-launched in October 2000 after CME assumed control of the operations, economics and programming of Kanal A.

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SIMPLIFIED CORPORATE STRUCTURE- CONTINUING OPERATIONS
(AS AT JUNE 30, 2003)

Central European Media Enterprises Ltd. (Bermuda)
100%
Dutch and Netherlands Antilles Holding Companies
100%
CME Development Corporation (Delaware)
60%/60%
96.85%/ 96.85%
44%/44%
66%/66%
66%/66%
70%/70%
49%/70%
34%/0.1%
Innova, IMS, Intermedia (Ukraine Group)
Pro Plus (Slovenia)
Media Pro (Romania)
Pro TV (Romania)
MPI (Romania)
Media Vision (Romania)
STS (Slovak Republic)
30%/30%
100%
100%(1)
51%/30%
Studio 1+1 (Ukraine)
Kanal A (Slovenia)
Pop TV (Slovenia)
Markiza-Slovakia (Slovak Republic)

1st Figure represents the company's voting interest
2nd Figure represents the company's share of profits
(1) The registration of the share of profits interest of Pro Plus in POP TV is pending

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The following table sets forth the population, technical reach, number of TV households, per capita GDP and cable penetration for those countries of Central and Eastern Europe where we have broadcast operations.

Country	Population (in Millions) (1)	Technical Reach (in Millions) (2)	TV Households (in Millions) (3)	Per Capita GDP 2000 (4)	Cable Penetration (5)

Romania	22.4	15.3	7.6	$1,695	51%

Slovenia	2.0	1.7	0.7	$9,780	52%

Slovak Republic	5.4	5.2	1.9	$3,804	28%

Ukraine	49.1	46.6	18.6	$766	27%

Total	78.9	68.8	28.8

(1)  Source: World Bank Group, 2001.

(2)  Source: Company estimate, supplied by each station in each country.

(3)  Source: Kagan World Media, European Television 2001. A TV household is a residential dwelling with one or more television sets.

(4)  Source: World Bank Group 2001.

(5)       Source: IP European Key Facts: Romania and Slovak Republic: Informa Media Group, European Television 6th Edition 2002. Slovenia and Ukraine: IP European Key Facts, Television 2001. Ukraine data refers to Urban only. Penetration refers to the percentage of TV households connected to cable television.

Television Advertising Expenditures

The following table sets out the recent levels of television advertising expenditures in those countries where we do business. Note: All figures are our own estimates and are in $US millions.

Country	1998	1999	2000	2001	2002

Romania	87	69	69	63	66
Slovenia	51	49	47	47	48
Slovak Republic	56	43	42	42	47
Ukraine	65	32	35	50	60

In Romania, the television advertising market grew by 5% in 2002 reversing earlier trends. In Slovenia television advertising revenues remained constant in 2002 expressed in local currency terms. In the Slovak Republic television advertising revenues increased by 3% in 2002 over 2001, expressed in local currency terms. Further, the Slovenian tolar appreciated by 2% and the Slovak koruna appreciated by 7% against the dollar in 2002. Therefore, television advertising expenditures in US Dollar terms increased by 2% in Slovenia in 2002 and 11% in the Slovak Republic. In Ukraine, television advertising

13

revenues continued their recent trend with a significant increase of 20% in 2002 over 2001 in US Dollar terms.

The European Union

If any Central or Eastern European country in which we operate becomes a member of the European Union (the "EU"), our broadcast operations in such country would be subject to relevant legislation of the EU, including programming content regulations. Slovenia, the Slovak Republic and the Czech Republic are expected to be admitted to the EU in the first wave of the enlargement process in 2004. It is currently anticipated that Romania will be admitted some time after 2007.

The EU’s Television Without Frontiers directive (the "EU Directive") sets forth the legal framework for television broadcasting in the EU. It requires broadcasters, where "practicable and by appropriate means," to reserve a majority proportion of their broadcast time for "European works." Such works are defined as originating from an EU member state or a signatory to the Council of Europe’s Convention on Transfrontier Television, as well as written and produced mainly by residents of the EU or Council of Europe member states. In addition, the EU Directive provides for a 10% quota or either broadcast time or programming budget for programs made by European producers who are independent of broadcasters. News, sports, games, advertising, teletext services and teleshopping are excluded from the calculation of these quotas. Further, the EU Directive provides for regulations on advertising, including limits on the amount of time that may be devoted to advertising spots, including direct sales advertising. The necessary legislation in Romania, Slovenia and the Slovak Republic is now in line with the EU Directive and it has had no material adverse effect on our operations.

Council of Europe

Our broadcast operations are located in countries which are members of the Council of Europe, a supranational body through which international conventions are negotiated. In 1990, the Council of Europe adopted a Convention on Transfrontier Television, which provides for European programming content quotas similar to those in the EU Directive. This Convention has been ratified by some of the countries in which we operate, but all countries in which we operate have already implemented its principles into their national media legislation.

Related Party Matters

We have had issues arising in several of the countries in which we operate, where the interests of our partners (or fellow shareholders, as the case may be) and our interests have differed. For purposes of the description below, a "related" party is one in which we have determined that a shareholder has direct control or influence; a "connected" party is one in which we are aware of a family or business connection to a shareholder.

Slovak Republic

In the Slovak Republic, following elections on September 20, 2002, the ANO political party, founded by Mr. Pavol Rusko, a shareholder in Markiza, obtained a number of seats in the national parliament. On November 1, 2002, Mr. Rusko was appointed a deputy chairman of the parliament. In order to comply with Slovak conflict of interest rules, Mr. Rusko has resigned from his position as an executive of STS and of Markiza. In addition, following receipt of our approval, Mr. Rusko has transferred his indirect 17% ownership interest in Markiza to a third party. We do not believe that the resignation of Mr. Rusko will have a significant impact on our Slovak operations.

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The operating company in the Slovak Republic, STS, has loaned us approximately $4.8 million, the full amount of a loan facility with us. We have a 49% voting interest in STS and, by agreement with Markiza, the license holding company, are entitled to a 70% share of the profits of STS. The loan is repayable by us on December 1, 2005 and bears interest at a rate of BRIBOR+2.2% (BRIBOR as at June 30, 2003 was 6.15%), which rate we believe is comparable to independently negotiated third party rates.

STS has a number of contracts with companies connected to Jan Kovacik, a local partner, for the provision of TV programs. Many of these contracts are for programs such as "Millionaire" that require specialist studios and specific broadcast rights. STS also sells advertising time through an advertising agency controlled by Jan Kovacik. The total 2002 sales were $2,145,000 (2001: $2,386,000), and the total amount due to STS from this agency at December 31, 2002 was $1,819,000 (2001: $1,720,000).

Romania

In 1995 the Company loaned Inter Media srl, a company related to Mr. Sarbu, $1.3 million to purchase an interest in the building in which Pro TV operates. This interest in the building was to be sold to MPI at a fair market valuation that was to be determined. In 2002 an independent valuation of the building was obtained by CME. This valuation was substantially less than Mr. Sarbu’s view of the building’s value and the transaction could not therefore be concluded. Mr. Sarbu argues that in anticipation of the sale of the building to MPI, his affiliated company charged a substantially lower rental fee to MPI and is now claiming the difference and intends to offset the outstanding rental fee against the loan. MPI in anticipation of the sale made substantial improvements to the building that would normally be done at the cost of the building owner. As a result the Company, Pro TV and Mr. Sarbu (via his affiliated company) are in negotiation regarding the amount of monies that may be outstanding to unwind this transaction. The Company has accrued $600,000 as a potential liability on its December 31, 2002 balance sheet.

In Romania, the Cooperation Agreement between CME, Mr. Sarbu and Mr. Tiriac requires that related party transactions be approved by the shareholders. This process was exercised informally during the start-up phase of the Romanian operation.

Mr. Adrian Sarbu, the General Director and key minority shareholder in our Romanian operations in Romania, has extensive business interests in Romania, particularly in the media sector. Due to the limited local market for many specialist television services in Romania, companies related or connected to Mr. Sarbu were often the sole or primary supplier of the services that MPI (our Romanian operating subsidiary) required, and much of the Romanian business was developed based on services supplied by Mr. Sarbu’s companies.

In 2002, the shareholders of MPI decided to review related party transactions, bring services in-house where possible and place additional controls over the remaining related party transactions.

The total purchases from companies related or connected with Mr. Sarbu in 2002 were approximately $4.4 million (2001: $11.1 million). The total sales to companies related or connected with Mr. Sarbu in 2002 were approximately $1.0 million (2001: $1.8 million). At December 31, 2002 companies connected but not related to Mr. Sarbu had an outstanding balance due to the Company of $2,687,000 (2001: $2,807,000).

Historically, companies in which Mr. Sarbu has an interest have paid MPI more slowly than have independent third parties, while amounts due to these companies were paid promptly by MPI. This

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combination resulted in a decrease in cashflow to MPI to the detriment of its stockholders, including the Company.

In March 2002, as a result of the increasing amount and age of the related and connected party receivables in Romania, the Audit Committee of the Board of Directors of the Company commissioned an investigation into the related party transactions occurring in its Romanian operations. A report was provided to the Committee by independent accountants (not the Company’s auditors) which confirmed that a number of transactions entered into by the Company’s subsidiaries in Romania with parties related to Mr. Sarbu had not been properly approved by the shareholders of the subsidiaries. Further, related party receivables of the subsidiaries were significantly in arrears while related party payables were paid promptly. Additionally, a number of transactions not declared as related party transactions may have been related party transactions. As a result the Committee recommended strict controls to prevent future occurrences of any such irregularities and to improve the collection of receivables, credit management and authorization of related party transactions in the Romanian operations. To implement this, the shareholders of MPI have unanimously approved resolutions requiring a higher level of review and control over related party transactions, credit control and collection of receivables.

During 2002, the Company included an amount of $671,000 for related party barter in exchange for programming rights from Mr. Sarbu’s companies in its revenue and expenses for the Romanian operations.

At the end of 2002, the Company’s year end internal audit process detected that some advertising time had been bartered to businesses related to Mr. Sarbu, in excess of amounts that had been approved. The most significant barter arrangement was with a programming provider related to Mr. Sarbu which sold advertising spots in exchange for programming. This sale of airtime was brought in-house from January 1, 2003 and since then airtime spot sales have been made directly to clients rather than bartered for programming supplied by Mr. Sarbu’s company.

It is difficult to determine whether the Company received fair value in these transactions due to the limited local market for many specialist television services in Romania and the fact that many of the companies providing these services are related or connected to Mr. Sarbu. Since the value of this barter is shown as both revenue and expense in our financial statements but the impact on our net income is zero, we do not believe the related party nature of these barter transactions has had a significant effect on our financial statements.

The Company’s internal controls detected these unauthorized related party transactions, and further review has led us to implement new internal controls at MPI and the Company to discourage repetition of related party barter by ensuring discovery in a more timely manner. These include improved local controls over the reconciliation of invoicing to the actual advertising spots shown on TV as well as a quarterly review by Company corporate staff of advertising sales figures to ensure that all airtime is correctly invoiced. However, no control can prevent an executive manager from exceeding his authority.

These unapproved related party barter transactions were in violation of the Co-operation Agreement and Mr Sarbu’s employment agreement. Mr. Sarbu has been informed, orally and in writing, and through a Board resolution passed by the local MPI Board, that disciplinary action will result from further unauthorized related party transactions . We believe that the local board resolution has impressed upon Mr Sarbu the importance of strict and formal adherence to the Company’s internal control framework.

In the six months prior to March 2003 the net amounts due to MPI from related and connected companies have significantly reduced and at April 30, 2003 stand at $329,000 net due from related parties and $1,198,000 due from connected parties.
11162067.09
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Slovenia

In connection with the restructuring of our Slovenian operations, the Company has entered into a put/call arrangement with the general director of Pro Plus, Marijan Jurenec, who owns the remaining 3.15% voting and profits interests of Pro Plus. Under the terms of the agreement, Mr. Jurenec generally has the right to put his interest to the Company for approximately one year beginning on December 31, 2004 at a price that consists of a fixed component and a variable component based on station segment EBITDA. The Company has the right to call the interest held by Mr. Jurenec at any time until December 31, 2006 at a price that is the same as the put price until the end of the put period and is fixed during the remainder of 2006, after which the call expires.

Ukraine

The Company contracts in Ukraine with Contact Film Studios for the production of certain TV programs. This is a company connected to the minority shareholder and joint Managing Director of Innova Film GmbH, Boris Fuchsmann.

The Company made in 1998 a loan to Mr Fuchsmann with a total balance outstanding of $3,417,000 at June 30, 2003, an interest rate of 10% and a final due date of November 2006

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Shares offered by this prospectus. All proceeds from the sale of the Shares covered by this prospectus will be for the account of the selling shareholders named below. See " Selling Shareholders" and "Plan of Distribution." However, assuming all of the Warrants are exercised by the selling shareholders, and that the selling shareholders do not utilize any of the "cashless exercise" provisions contained in the Warrants, we would receive approximately $1,753,480 in gross proceeds from those exercises. Any such proceeds will be used for working capital purposes.

SELLING SHAREHOLDERS

The shares covered by this prospectus will be issued upon the exercise of the Warrants. The number of Shares that may be actually sold by the selling shareholders will be determined by such selling shareholders.

The selling shareholders are the persons and/or entities listed in the table below who own Warrants to purchase Shares. We are registering for the eleven selling shareholders named herein, an aggregate of 348,000 Shares.

Pursuant to a Senior Secured Credit Agreement dated July 31, 2002 (the "Agreement") among CME Media Enterprises BV, our wholly-owned subsidiary, Golden Tree Asset Management LLC and its affiliates and/or other noteholders, we issued $15,000,000 principal amount of 12% Senior Secured Notes due June 15, 2004 and Warrants to purchase an aggregate of 348,000 Shares at an initial exercise price of $5.01 per share (as adjusted for two subsequent two-for-one stock splits). On May 29, 2003 we prepaid the outstanding amounts due under this facility and terminated the facility itself.

No commissions are payable by us or the holders of the Warrants in connection with a conversion or exercise.

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The following table sets forth, as of August 1st, 2003 :(1) the name of each selling shareholder, (2) the number of Shares beneficially owned by each selling shareholder, including the number of Shares purchasable upon exercise of warrants, (3) the maximum number of Shares which the selling shareholders can sell pursuant to this prospectus and (4) the number of Shares that the selling shareholders would own if they sold all their Shares registered by this prospectus. Each selling shareholder will receive all of the net proceeds from the sale of its Shares offered by this prospectus.

Because the selling shareholders may sell all or part of their Shares pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot be certain of the number and percentage of Shares that the selling shareholders will hold in the aggregate at the end of the offering covered by this prospectus.

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Name of Selling Shareholder	Number of Shares of Class A Common Stock Owned before Offering	Number of Shares of Class A Common Stock being Registered by this Prospectus	Number of Shares of Class A Common Stock to be Owned after this Offering
Alpha U.S. Subfund II, LLC	4,872	4,872	0
DB Structured Products, Inc.	14,268	14,268	0
Broad Foundation	2,320	2,320	0
B&W Master Tobacco Retirement Trust	8,700	8,700	0
The University of Chicago	7,831	7,831	0
Eli Broad	2,320	2,320	0
Goldentree High Yield Value Master Fund, L.P.	9,164	9,164	0
Goldentree High Yield Master Fund, Ltd.	182,525	182,525	0
Goldentree High Yield Opportunities I, L.P.	81,200	81,200	0
Goldentree High Yield Opportunities II, L.P.	34,800	34,800	0

PLAN OF DISTRIBUTION

The selling shareholders may from time to time offer and sell their Shares offered by this prospectus. We have registered their shares for resale to provide them with freely tradable securities. However, registration does not necessarily mean that they will offer and sell any or all of their Shares.

Offer and Sale of Shares

The selling shareholders, or their pledgees, donees, transferees or other successors-in-interest who receive shares offered hereby from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer, may offer and sell their Shares in the following manner:

  in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price;
  at fixed prices, which may be changed; or
  in privately negotiated transactions.

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The selling shareholders, or their pledgees, donees, transferees or other successors-in-interest, may sell their Shares in one or more of the following types of transactions:

  a block trade in which the broker-dealer so engaged may sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
  a broker-dealer may purchase as principal and resell such Shares for its own account pursuant to this prospectus;
  an exchange distribution in accordance with the rules of the exchange;
  a securities or quotation system sale in accordance with the rules of the quotation system;
  the writing of options relating to such Shares;
  ordinary brokerage transactions or transactions in which the broker solicits purchasers;
  a privately negotiated transaction; and
  any combination of the foregoing, or any other available means allowable under law.
From time to time, a selling shareholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a "selling shareholder" for purposes of this prospectus. The number of Shares beneficially owned by a selling shareholder may decrease as and when it takes such actions. The plan of distribution for the selling shareholder’s Shares sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be a selling shareholder hereunder.

A selling shareholder may enter into hedging, derivative or short sale transactions with broker-dealers in connection with sales or distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with the selling shareholder. A selling shareholder also may sell Shares short and redeliver the Shares to close out short positions and engage in derivative or hedging transactions. A selling shareholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. A selling shareholder also may loan or pledge the Shares to a broker-dealer. The broker-dealer may sell the loaned Shares or upon a default the broker-dealer may sell the pledged Shares under this prospectus.

Selling Through Broker-Dealers

The selling shareholders may select broker-dealers to sell their Shares. Broker-dealers that the selling shareholders engage may arrange for other broker-dealers to participate in selling such Shares. The selling shareholders may give such broker-dealers commissions or discounts or concessions in amounts to be negotiated immediately before any sale. In connection with such sales, these broker-dealers, any other participating broker -dealers, and the selling shareholders and certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with the sale of the Shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholders will be subject to the prospectus

20

delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholders have advised us that they will not enter into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities without written notice to us. There is no underwriter or coordinating broker acting in connection with the proposed sale of Shares by the selling shareholders.

Supplemental Prospectus Regarding Material Arrangements

If and when a selling shareholder notifies us that it has entered into a material arrangement with a broker-dealer for the sale of its Shares offered by this prospectus through a block trade, special offering, exchange or secondary distribution or a purchase by a broker-dealer, we will file a supplemental prospectus, if required, pursuant to Rule 424(c) under the Securities Act of 1933.

Expenses of Selling Shareholders

We will bear all costs, expenses and fees in connection with the registration of the Shares. We have agreed to indemnify and hold the selling shareholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the selling shareholders of the Shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the Shares. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

Compliance with State Securities Laws

We have not registered or qualified the shares of Common Stock offered by this prospectus under the laws of any country, other than the United States. In certain states in the United States, the selling shareholders may not offer or sell their Shares unless (1) we have registered or qualified such Shares for sale in such states; or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such states' securities laws, the selling shareholders must offer and sell their Shares only through registered or licensed broker-dealers.

Limitations Imposed by Exchange Act of 1934 Rules and Regulations

Certain provisions of the Securities Exchange Act of 1934, and related rules and regulations, will apply to the selling shareholders and any other person engaged in a distribution of Shares. Such provisions may (1) limit the timing of purchases and sales of any of the Shares by the selling shareholders or such other person; (2) affect the marketability of such Shares; and (3) affect the broker-dealers' market-making activities with respect to such Shares.

Suspension of this Offering

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling shareholders.

American Stock Transfer & Trust Company, located at 59 Maiden Lane, Plaza Level, New York, New York 10038, is the transfer agent and registrar for our Class A Common Stock.

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LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered by this prospectus have been passed upon on behalf of the Company by Conyers Dill & Pearman, Hamilton, Bermuda.

EXPERTS

The financial statements and the related financial statements schedule incorporated in this prospectus by reference from Central European Media Enterprises Ltd.’s Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 2002 have been audited by Deloitte & Touche L.L.P., independent auditors, as stated in their reports (which reports express unqualified opinions and include: i) with respect to Central European Media Enterprises Ltd., an explanatory paragraph regarding the Company’s change in accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and Deloitte & Touche L.L.P.’s audit procedures with respect to the related disclosures added to revise the fiscal 2000 and 2001 consolidated financial statements that were audited by other auditors who have ceased operations and for which Deloitte & Touche L.L.P. have expressed no opinion or other form of assurance other than with respect to such disclosures; ii) with respect to Super Plus Holdings d.d., an explanatory paragraph relating to Super Plus Holdings d.d.’s, ability to continue as a going concern), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Our financial statements as of and for each of the two years in the period ended December 31, 2001 incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

On July 31, 2002, we announced that we engaged Deloitte & Touche L.L.P. to replace Arthur Andersen as our independent auditors. During each of the fiscal years in the two year period ended December 31, 2001 and the subsequent interim periods preceding the change of auditors, we had no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen’s satisfaction, would have caused it to make reference to the disagreement in connection with its report.

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus as having certified our consolidated financial statements for the two years ended December 31, 2001, as required by Section 7 of the Securities Act. Accordingly, we have dispensed with the requirement to file its consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you may have no effective remedy against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen, or any omissions to state a material fact required to be stated therein. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Arthur Andersen.

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_____________________________________________________________________________________

CENTRAL EUROPEAN MEDIA ENTERPRISES, LTD.

348,000 Shares

Common Stock

_________________________

PROSPECTUS

_________________________

_________________, 2003

_____________________________________________________________________________________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

Expenses to be paid by us in connection with the issuance and distribution of the securities being registered are as follows:

Registration Fees	$350
Legal Fees and Expenses	60,000	*
Accounting Fees and Expenses	60,000	*
Miscellaneous	2,150	*

Total	$122,500

*Estimated

The selling shareholders will pay none of the expenses incident to the registration of the selling shareholders’ shares, except for their own legal fees and for any selling discounts or commissions paid to brokers or dealers engaged by the selling shareholders.

ITEM 15. Indemnification of Directors and Officers.

Under Bermuda law and the Company’s Memorandum of Association and Bye-laws, the Directors, Secretary and other officers (such term to include any person appointed to any committee by the Board) for the time being and each such person who is or was or had agreed to become a Director or officer of the Company and each such person who is or was serving or who had agreed to serve as an employee or agent of the Company or as a Director, officer, employee or agent of another company, corporation, partnership, joint venture, trust or other enterprise in which the Company is or was engaged acting in relation to any of the affairs of the Company and every auditor for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and every one of them, and their heirs, executors and administrators, are indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, purported to be done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, or on behalf of the Company or purportedly on behalf of the Company, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT such indemnity does not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

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ITEM 16. Exhibits.

Exhibit Number	Description

23.2	Consent of Deloitte & Touche L.L.P. – London
23.3	Consent of Deloitte & Touche – Slovak Republic
23.4	Consent of Deloitte & Touche – Slovenia
23.5	Consent of Deloitte & Touche – Slovenia

Item 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(a)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or its most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), and any deviation from the low or high end of the estimated maximum offering range, may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the undertakings set forth in paragraphs (a)(i) and (a)(ii) above do not apply if the information required with or furnished to the Securities and Exchange Commission to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(b)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(c)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)  That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the

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securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f)  For the purposes of determining liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, England on this 15th day of August 2003.

CENTRAL EUROPEAN MEDIA ENTERPRISES, LTD.

By:	/s/ Wallace Macmillan

Wallace Macmillan Vice President - Finance

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Frederic T. Klinkhammer*

Frederic T. Klinkhammer	Vice Chairman, Chief Executive Officer and Director	August 15, 2003

/s/ Wallace Macmillan

Wallace Macmillan	Vice President – Finance, Chief Financial and Accounting Officer	August 15, 2003

/s/ Charles R. Frank, Jr.*

Charles R. Frank, Jr.	Director	August 15, 2003

/s/ Herbert A. Granath*

Herbert A. Granath	Director	August 15, 2003

/s/ Alfred W. Langer*

Alfred W. Langer	Director	August 15, 2003

/s/ Mark Wyllie*

*By Mark Wyllie, Attorney in Fact

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SIGNATURE	TITLE	DATE

/s/ Ronald S. Lauder*

Ronald S. Lauder	Director	August 15, 2003

/s/ Bruce Maggin*

Bruce Maggin	Director	August 15, 2003

/s/ Jacob Z. Schuster*

Jacob Z. Schuster	Director	August 15, 2003

/s/ Marie-Monique Steckel*

Marie-Monique Steckel	Director	August 15, 2003

/s/ Mark Wyllie

*By Mark Wyllie, Attorney in Fact

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EXHIBIT INDEX

Exhibit Number	Description

23.2	Consent of Deloitte & Touche L.L.P. – London
23.3	Consent of Deloitte & Touche – Slovak Republic
23.4	Consent of Deloitte & Touche – Slovenia
23.5	Consent of Deloitte & Touche – Slovenia

II-6